AMENDMENT NO. 1 TO
FOURTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

This Amendment No. 1 to Fourth Amended and Restated Investor Rights Agreement (this “Amendment”) is entered into as of May 8, 2018 by the undersigned parties to that certain Fourth Amended and Restated Investor Rights Agreement, dated as of July 13, 2015 (the “Rights Agreement”), by and among AnaptysBio, Inc., a Delaware corporation (the “Company”) and the Investors. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Rights Agreement.

RECITALS

A. WHEREAS, the Company’s Board of Directors has determined it is in the best interests of the Company and its stockholders to amend certain provisions in the Rights Agreement with respect to registration rights.

B. WHEREAS, Section 5.5(a) of the Rights Agreement provides that any provision of the Rights Agreement may be amended with the written consent of the Company and the holders of at least a majority of the then-outstanding Registrable Securities (the “Requisite Holders”).

C. WHEREAS, the undersigned Investors, who collectively constitute the Requisite
Holders, desire to amend the Rights Agreement all as set forth below.

NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

1. Amendment to Section 2.14. Section 2.14 of the Rights Agreement is hereby amended and restated in its entirety to state the following:

“2.14 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 2.2, 2.3 or 2.4 hereof shall terminate upon the earlier of: (i) the date five years following the closing of a Qualified IPO; (ii) such time as the Company has completed its Initial Offering and all Registrable Securities issuable or issued upon conversion of the Shares held by and issuable to such Holder (and its affiliates) may be sold pursuant to Rule 144 during any 90-day period. Upon such termination, such shares shall cease to be “Registrable Securities” hereunder for all purposes.”

2. Full Force and Effect. This Amendment is being effected in compliance with all relevant provisions of the Rights Agreement (including Section 5.5(a) thereof) and applicable law. Except as expressly modified herein, the Rights Agreement shall remain in full force and effect.

3. Governing Law. This Amendment shall be governed by, and construed and interpreted in accordance with the laws of the State of Delaware as applied to agreements among Delaware residents made and to be performed entirely within the State Delaware.

4. Counterparts. This Amendment may be executed in counterparts, delivered by facsimile or portable document format (.pdf or similar format), each of which will constitute an original and all of which together will constitute one agreement.

The parties are signing this Amendment as of the date stated in the introductory clause.

COMPANY:

ANAPTYSBIO, INC.

By:	/s/ Hamza Suria
Hamza Suria
President and CEO

Address:	10421 Pacific Center Court
Suite 200
San Diego, CA 92121

The parties are signing this Amendment as of the date stated in the introductory clause.

INVESTOR:

FRAZIER HEALTHCARE V, LP

By FHM V, LP, its general partner
By FHM V, LLC, its general partner

By:	/s/ Steve Bailey
Name:	Steve Bailey
Title:	CFO

The parties are signing this Amendment as of the date stated in the introductory clause.

INVESTOR:

FRAZIER HEALTHCARE VII, L.P.

By:	/s/ Steve Bailey
Name:	Steve Bailey
Title:	CFO

The parties are signing this Amendment as of the date stated in the introductory clause.

INVESTOR:

FRAZIER HEALTHCARE VII-A, L.P.

By:	/s/ Steve Bailey
Name:	Steve Bailey
Title:	CFO